UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Filing of Schemes of Arrangement in Hong Kong

We, LDK Solar Co., Ltd. in provisional liquidation and our Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced that, subsequent to our filing on August 29, 2014 by us and our subsidiary, LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), of the petition to commence our restructuring proceedings in the Grand Court of the Cayman Islands (the “Cayman Court”), we, LDK Silicon and LDK Silicon Holding Co., Limited (“LDK Silicon Holding”) have each applied to file an originating summons to commence our restructuring proceedings in the High Court of Hong Kong (the “Hong Kong Court”). We are awaiting confirmation of the date of the first hearing before the Hong Kong Court. At that hearing, we, LDK Silicon, LDK Silicon Holding and the JPLs will seek orders to convene meetings of the scheme creditors us, LDK Silicon and LDK Silicon Holding on or around October 17, 2014, Hong Kong time, to consider and approve our respective Hong Kong schemes of arrangement. Similarly, we, LDK Silicon and the JPLs will seek orders to convene meetings of the scheme creditors of the us and LDK Silicon on or around October 16, 2014, Cayman Islands time, to consider and approve our respective Cayman Islands schemes of arrangement.

On September 5, 2014, we and LDK Silicon filed evidence in support of our application to the Cayman Court for orders convening meetings of our scheme creditors, including the proposed Explanatory Statement relating to the Cayman and Hong Kong schemes of arrangement. We also submitted a periodic report on Form 6-K to the U.S. Securities and Exchange Commission on September 8, 2014 containing such Explanatory Statement (with certain appendices omitted).

In addition, as a result of the resignation by Mr. Xiaofeng Peng, our former Chairman, on August 29, 2014, Mr. Xingxue Tong, our current President and Chief Executive Officer, has since assumed the Interim Chairman position during the transition period before a permanent Chairman is identified and appointed. To enhance our corporate governance during the interim period, our Board of Directors (the “Board”), with the consent of the JPLs, has established an interim executive committee (the “Executive Committee”), effective September 4, 2014, to supervise and support the work of the Interim Chairman during our provisional liquidation and to be responsible and to report to the Board, subject to the authority of the JPLs as sanctioned by the Cayman Court. The Board also approved, with the consent of the JPLs, that the Executive Committee be composed of three existing members of the Board: (1) Mr. Zhibin Liu (director of Heng Rui Xin Energy (HK) Co., Limited, a major shareholder of ours and an affiliate of the Xinyu City government), (2) Mr. Xingxue Tong (our current President and Chief Executive Officer), and (3) Mr. Shi Chen (member of the Board nominated by Fulai Investments Limited, a major shareholder of our). The Executive Committee is headed by Mr. Zhibin Liu and is subject to dissolution by the Board when a permanent Chairman of the Board has been identified and appointed.

Our press release issued on September 8, 2014 is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: September 8, 2014

Exhibit 99.2

LDK Solar Announces Filing of Schemes of Arrangement in Hong Kong

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., September 8, 2014 - LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that, subsequent to the filing on August 29, 2014 by the Company and its subsidiary, LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), of the petition to commence their restructuring proceedings in the Grand Court of the Cayman Islands (the “Cayman Court”), the Company, LDK Silicon and LDK Silicon Holding Co., Limited (“LDK Silicon Holding”) have today each applied to file an originating summons to commence their restructuring proceedings in the High Court of Hong Kong (the “Hong Kong Court”). The Company is awaiting confirmation of the date of the first hearing before the Hong Kong Court. At that hearing, the Company, LDK Silicon, LDK Silicon Holding and the JPLs will seek orders to convene meetings of the scheme creditors of the Company, LDK Silicon and LDK Silicon Holding on or around October 17, 2014, Hong Kong time, to consider and approve their respective Hong Kong schemes of arrangement. Similarly, the Company, LDK Silicon and the JPLs will seek orders to convene meetings of the scheme creditors of the Company and LDK Silicon on or around October 16, 2014, Cayman Islands time, to consider and approve their respective Cayman Islands schemes of arrangement.

On September 5, 2014, the Company and LDK Silicon filed evidence in support of their application to the Cayman Court for orders convening meetings of their scheme creditors, including the proposed Explanatory Statement relating to the Cayman and Hong Kong schemes of arrangement. The Company also submitted a periodic report on Form 6-K to the U.S. Securities and Exchange Commission on September 8, 2014 containing such Explanatory Statement (with certain appendices omitted).

In addition, as a result of the resignation by Mr. Xiaofeng Peng, former Chairman of the Company, on August 29, 2014, Mr. Xingxue Tong, current President and Chief Executive Officer of the Company, has since assumed the Interim Chairman position during the transition period before a permanent Chairman is identified and appointed. To enhance the corporate governance of the Company during this interim period, the Board of Directors of the Company (the “Board”), with the consent of the JPLs, has established an interim executive committee (the “Executive Committee”), effective September 4, 2014, to supervise and support the work of the Interim Chairman during the provisional liquidation of the Company and to be responsible and to report to the Board, subject to the authority of the JPLs as sanctioned by the Cayman Court. The Board also approved, with the consent of the JPLs, that the Executive Committee be composed of three existing members of the Board: (1) Mr. Zhibin Liu (director of Heng Rui Xin Energy (HK) Co., Limited, a major shareholder of the Company and an affiliate of the Xinyu City government), (2) Mr. Xingxue Tong (current President and Chief Executive Officer of the Company), and (3) Mr. Shi Chen (member of the Board nominated by Fulai Investments Limited, a major shareholder of the Company). The Executive Committee is headed by Mr. Zhibin Liu and is subject to dissolution by the Board when a permanent Chairman of the Board has been identified and appointed.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

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